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                           Morgan Stanley Letterhead

                                                                  March 21, 1995

Board of Directors
3Com Corporation
5400 Bayfront Plaza
Santa Clara, CA 95052-8145

Members of the Board:

We understand that Primary Access Corporation ("Primary Access"), 3Com Corporation ("3Com") and Anuinui Acquisition Corporation ("Sub"), a wholly-owned subsidiary of 3Com, have entered into an Agreement and Plan of Reorganization (the "Merger Agreement"), dated as of the date hereof, which provides, among other things, for the merger (the "Merger") of Sub with and into Primary Access. Pursuant to the Merger, each issued and outstanding share of common stock, no par value, of Primary Access and each issued and outstanding share of convertible preferred stock of Primary Access will be converted into the right to receive that number of shares of common stock of 3Com, no par value, (the "3Com Common Stock") determined by dividing $170.0 million (minus certain adjustments) by a value ranging from $55.34 to $61.16 (based on the average closing price of 3Com Common Stock for the ten trading days immediately preceding, but not including, the closing date) and then dividing such foregoing quotient by the sum of (i) the total number of issued and outstanding shares of common stock of Primary Access, no par value (the "Primary Access Common Stock"), plus (ii) the total number of shares of Primary Access Common Stock issuable upon conversion of all issued and outstanding shares of preferred stock of Primary Access, plus (iii) the total number of shares of Primary Access Common Stock issuable upon exercise of outstanding options and warrants to purchase Primary Access Common Stock (the "Exchange Ratio"). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.


You have asked for our opinion as to whether the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to 3Com.

For purposes of the opinion set forth herein, we have:

    (i) analyzed certain internal financial statements and other financial and operating data concerning Primary Access prepared by the management of Primary Access;

   (ii) analyzed certain financial projections prepared by the management of Primary Access;

  (iii) discussed the past and current operations and financial condition and the prospects of Primary Access with senior management of 3Com and Primary Access;

   (iv) analyzed certain financial projections concerning 3Com prepared by the management of 3Com;

    (v) discussed the past and current operations and financial condition and the prospects of 3Com with senior management of 3Com, and analyzed the pro forma impact of the Merger on 3Com's earnings per share and consolidated capitalization;

   (iv) compared the financial performance of Primary Access with that of certain other comparable publicly-traded companies and their securities;


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  (vii)  reviewed the reported prices and trading activity for the common stock of certain publicly-traded companies deemed comparable to Primary Access;

 (viii) reviewed the financial terms, to the extent publicly available, of certain comparable merger and acquisition transactions;

   (ix) discussed with the senior management of 3Com the strategic rationale for the Merger and the benefits of the Merger to 3Com;

    (x) participated in discussions and negotiations among representatives of Primary Access and 3Com and their financial advisors;

   (xi)  reviewed the Merger Agreement; and

  (xii)  performed such other analyses as we have deemed appropriate.


We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of 3Com and Primary Access, respectively. We have not made any independent valuation or appraisal of the assets, liabilities or technology of Primary Access or 3Com, nor have we been furnished with any such appraisals. We have assumed that the Merger will be accounted for as a "pooling-of-interests" business combination in accordance with U.S. Generally Accepted Accounting Principles and will be consummated in accordance with the terms set forth in the Merger Agreement. We have also relied upon 3Com management's assessment of Primary Access' technology as well as the technological validity of the products being developed by Primary Access and the strategic rationale for the Merger. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

We have acted as financial advisor to the Board of Directors of 3Com in connection with this transaction and will receive a fee for our services. In the past, Morgan Stanley & Co. Incorporated and its affiliates have provided financial advisory and financing services for 3Com and have received fees for the rendering of these services.

It is understood that this letter is for the information of the Board of Directors of 3Com only and may not be used for any other purpose without our prior written consent.

Based on, and subject to, the foregoing, we are of the opinion on the date hereof that the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to 3Com.

                                    Very truly yours,


                                    MORGAN STANLEY & CO. INCORPORATED


                                    By:     /s/ George F. Boutros
                                         -----------------------------
                                         George F. Boutros
                                         Managing Director